SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                               SCHEDULE 13G/A


                  Under the Securities Exchange Act of 1934



                          PETROL OIL AND GAS, INC.
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                              (Name of Issuer)


                       Common Stock, $0.001 par value
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                       (Title of Class of Securities)


                                 716528 10 4
                        -----------------------------
                               (CUSIP Number)


                          Donald J. Stoecklein and
                          Sperry Young & Stoecklein
                          1850 E. Flamingo Rd. #111
                           Las Vegas, Nevada 89119
                               (702) 794-2590
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              December 28, 2002
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 716528 10 4                                      Page 2 of 5 Pages
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        1      NAMES REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Name                              I.R.S. Identification No.
Donald J. Stoecklein
Sperry Young & Stoecklein         88-0331394

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        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]

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        3      SEC USE ONLY

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        4      CITIZENSHIP OR PLACE OF ORGANIZATION

             Donald J. Stoecklein         U.S.A.
             Sperry Young & Stoecklein    NEVADA

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                                                              Sperry Young
                                                 Donald J.    & Stoecklein
                                                Stoecklein
NUMBER OF    (5)  SOLE VOTING POWER               100,000        500,000
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
             (6)  SHARED VOTING POWER                -              -
             (7)  SOLE DISPOSITIVE POWER          100,000        500,000
             (8)  SHARED DISPOSITIVE POWER           -              -

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        9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                Sperry    Total
                  Donald J.    Young &    Shares
                  Stoecklein  Stoecklein  owned
                   100,000     500,000   600,000

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        10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES* [ ]

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        11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                Sperry
                  Donald J.    Young &    Total
                  Stoecklein  Stoecklein Percent
                    0.76%       3.80%     4.56%

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

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CUSIP No. 716528 10 4                                      Page 3 of 5 Pages
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        12     TYPE OF REPORTING PERSON*
     Donald J. Stoecklein           IN (Individual)
     Sperry Young & Stoecklein      CO (Corporation)

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        14     CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO
            WHICH THIS SCHEDULE IS FILED:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)

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ITEM 1.

(a)  Name of Issuer:

     Petrol Oil and Gas, Inc.

(b)  Address of Issuer's Principal Executive Offices:

     6265 S. Stevenson Way
     Las Vegas, Nevada 89120

ITEM 2.

(a)  Name of Person(s) Filing:

     Donald J. Stoecklein
     Sperry Young & Stoecklein

(b)  Address or Principal Business Office or, if none, Residence:

     1850 E. Flamingo Rd #111
     Las Vegas, Nevada 89119

(c)  Citizenship:

     Donald J. Stoecklein         U.S.A.
     Sperry Young & Stoecklein    NEVADA

(d)  Title of Class of Securities:

     Common Stock $0.001 par value

(e)  CUSIP No.:

     716528 10 4

ITEM 3.

     NOT APPLICABLE

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CUSIP No. 716528 10 4                                      Page 4 of 5 Pages
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ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.   Amount Beneficially Owned:

                                Sperry    Total
                  Donald J.    Young &    Shares
                  Stoecklein  Stoecklein  owned
                   100,000     500,000   600,000

b.   Percent of class

                                Sperry
                  Donald J.    Young &    Total
                  Stoecklein  Stoecklein Percent
                    0.76%       3.80%     4.56%


c.   Number of shares as to which such person has:

                                                 Sperry
                                    Donald J.   Young &
                                    Stoecklein Stoecklein
i. Sole power to vote or to direct      100,000    500,000
the vote:
ii.Shared power to vote or to direct       -          -
the vote:
iii.  Sole power to dispose or to
direct the disposition of:           100,000    500,000
iv.Shared power to dispose or to
direct the disposition of:              -          -
Instruction.-    For computations regarding securities which represent a
            right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.

     Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ]

ITEM 6.  Ownership of More than 5 Percent on Behalf of Another Person

     NOT APPLICABLE


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     NOT APPLICABLE

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CUSIP No. 716528 10 4                                      Page 5 of 5 Pages
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ITEM 8.   Identification and Classification of Members of the Group

     NOT APPLICABLE

ITEM 9.   Notice of Dissolution of Group

     NOT APPLICABLE

ITEM 10.  Certifications

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:    December 31, 2002   Signature: By /s/ Donald Stoecklein
                                            Donald J. Stoecklein


                              SPERRY YOUNG & STOECKLEIN

Dated:    December 31, 2002   Signature: By /s/ Donald Stoecklein

                         Name/Title:  Donald J. Stoecklein, President